December 4, 2009

Karl Hiller, Branch Chief
Joanna Lam, Staff Accountant
Ken Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9368

RE: November 20, 2009 and September 24, 2009 letters from Karl Hiller

We have reviewed the comments from the November 20, 2009 letter which followed up the September 24, 2009 letter which we received from Mr. Karl Hiller and are submitting our response, numbered according to your comments.

We will be calling Ken Schuler to discuss his initial response comments in the November 20, 2009 letter under the Engineering, Armenia Properties, Tukhmanuk and Madre de Dios comments.  Additionally, we will include the maps from our website with our annual filings.

In connection with responding to your comments in the above referenced letter, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We would appreciate the opportunity to review the enclosed comments and proposals with your office at your convenience.  If any additional information is needed to complete your review, please do not hesitate to contact Van Krikorian or me at 203-422-2300.

Sincerely,

/s/ Jan Dulman

Jan Dulman
Chief Financial Officer

CC: Van Krikorian
       John E. Schmeltzer, III

Global Gold Corporation     •     45 East Putnam Avenue     •     Greenwich, CT 06830
Phone: 203.422.2300     •     Fax: 203.422.2330
www.globalgoldcorp.com

1)
We will mark the cumulative columns unaudited for the statements of operations and comprehensive income and the statement of cash flows and will amend with a revised audit report of our current auditor which is included below for your review.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors Global Gold Corporation and Subsidiaries (A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Global Gold Corporation and Subsidiaries (A Development Stage Company) (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2008 and 2007. We did not audit the period beginning January 1, 1995 through December 31, 2008 which were audited by the predecessor accounting firms and as such is considered unaudited. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 2. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Sherb & Co., LLP
Certified Public Accountants
New York, New York
April 14, 2009

3)
We will revise the amounts to show the gross transactions and on the same line heading, as discussed in our phone conversation on November 2, 2009, so the cumulative columns for the statements of operations and comprehensive loss and the statements of cash flows will agree.   The proposed amended financials are submitted for your review below response comment #4.

4)
The statements of operations and comprehensive loss and comprehensive loss table will be amended, see below, to have the heading of other comprehensive income to be consistent with the statement of changes in stockholders equity.  The amounts of other comprehensive income on the statement of operations and comprehensive loss and comprehensive loss table will be corrected to $1,307,480 and $1,195,490 for 2007 and 2008, respectively, to conform to the statement of changes in stockholders equity.

GLOBAL GOLD CORPORATION AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

			Cumulative amount
			from
	Year ended		January 1, 1995
	December 31,		through
	2008	2007	December 31, 2008
			(Unaudited)

REVENUES	$14,211	$35,848	$56,044

EXPENSES:
General and administrative	3,546,952	4,946,328	17,518,787
Mine exploration costs	3,127,266	6,497,722	13,208,713
Amortization and depreciation	1,221,491	895,304	2,905,676
Write-off on investment	-	-	135,723
Gain on sale of investment	-	(2,460,137)	(2,779,778)
Loss/(Gain) from investment in joint ventures	765,264	-	(2,373,701)
Interest expense	187,008	-	461,008
Bad debt expense	151,250	-	151,250
Loss/(Gain) on foreign exchange	-	-	181,394
Gain on extinguishment of debt	(29,343)	-	(139,766)
Interest income	(2,564)	(126,490)	(357,238)

TOTAL EXPENSES	8,967,325	9,752,727	28,912,069

Loss from Continuing Operations	(8,953,114)	(9,716,880)	(28,856,025)

Discontinued Operations:
Loss from discontinued operations	-	-	386,413
Loss on disposal of discontinued operations	-	-	237,808

Net Loss Applicable to Common Shareholders	(8,953,114)	(9,716,880)	(29,480,246)

Other comprehensive income	1,195,490	1,307,480	2,953,715
Unrealized gain on investments	-	-	353,475

Comprehensive Net Loss	$(7,757,624)	$(8,409,400)	$(26,173,056)

NET LOSS PER SHARE-BASIC
AND DILUTED	$(0.26)	$(0.29)

WEIGHTED AVERAGE SHARES
OUTSTANDING - BASIC AND DILUTED	34,251,122	33,855,425

GLOBAL GOLD CORPORATION AND SUBSIDIARIES
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

			January 1, 1995
	Year Ended		Cumulative amount
	December 31,		through
	2008	2007	December 31, 2008
			(Unaudited)
OPERATING ACTIVITIES:
Net loss	$(8,953,114)	$(9,716,880)	$(29,480,247)
Adjustments to reconcile net loss
to net cash used in operating activities:
Amortization of unearned compensation	717,994	986,500	3,497,788
Stock option expense	279,925	481,446	987,265
Amortization expense	491,298	380,133	1,638,024
Depreciation expense	730,193	515,171	1,493,560
Accrual of stock bonuses	-	84,563	56,613
Write-off of investment	-	-	135,723
Loss on disposal of discontinued operations	-	-	237,808
Loss/(Gain) from investment in joint ventures	765,264	-	(2,373,701)
Gain on extinguishment of debt	(29,343)	-	(139,766)
Gain on sale of investments	-	(2,460,137)	(2,779,778)
Bad debt expense	151,250	-	151,250
Other non-cash expenses	(17,458)	(26,612)	155,567
Changes in assets and liabilities:
Other current and non current assets	166,946	(1,232,214)	(2,014,287)
Accounts payable and accrued expenses	433,421	736,231	2,361,252

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(5,263,624)	(10,251,798)	(26,072,929)

INVESTING ACTIVITIES:
Purchase of property, plan and equipment	(703,051)	(1,705,686)	(4,020,570)
Proceeds from sale of Armenia mining interest	-	-	2,891,155
Proceeds from sale of Tamaya Common Stock	-	4,957,737	4,957,737
Proceeds from sale of investment in common stock of Sterlite Gold		-	246,767
Investment in joint ventures	-	-	(260,000)
Investment in mining licenses	(9,000)	(1,654,165)	(5,756,101)

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(712,051)	1,597,886	(1,941,012)

FINANCING ACTIVITIES:
Net proceeds from private placement offering	475,000	-	18,155,104
Repurchase of common stock	-	-	(25,000)
Secured line of credit	676,042	-	676,042
Due to related parties	3,595,891	-	3,573,673
Warrants exercised	-	16,500	2,322,250

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	4,746,933	16,500	24,702,069

EFFECT OF EXCHANGE RATE ON CASH	1,159,081	1,919,065	3,528,891

NET INCREASE (DECREASE) IN CASH	(69,661)	(6,718,348)	217,019

CASH AND CASH EQUIVALENTS - beginning of period	298,032	7,016,380	11,352

CASH AND CASH EQUIVALENTS - end of period	$228,371	$298,032	$228,371

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid	$-	$-	$2,683

Interest paid	$-	$-	$15,422

Noncash Transactions:

Stock issued for deferred compensation	$36,000	$354,267	$3,629,500
Stock forfeited for deferred compensation	$-	$210,550	$742,500
Stock issued for mine acquisition	$112,500	$127,500	$1,227,500
Stock issued for accounts payable	$17,000	$-	$25,000
Stock issued in exchange for services	$-	$-	$-

Mine acquisition costs in accounts payables	$-	$-	$50,697

5)
The Company’s accounting policy and procedures are in conforming to generally accepted accounting principles, however, the disclosure note may have been confusing so we will file a revised note (m) as enclosed below for your review:

m. Acquisition, Exploration and Development Costs - Mineral property acquisition, exploration and related costs are capitalized. Additionally, mine development costs incurred either to develop new ore deposits and constructing new facilities are capitalized until operations commence.  All such capitalized costs are amortized using a straight-line basis on a range from 1-10 years, based on the minimum original license term at acquisition, but do not exceed the useful life of the capitalized costs.  Upon commercial development of an ore body, the applicable capitalized costs would then be amortized using the units-of-production method.  Exploration costs of properties owned by the Company, costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations.  Costs of abandoned projects are charged to operations upon abandonment.  The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded.  The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected cash flows and/or estimated salvage value in accordance with guidance issued by the FASB, "Accounting for Impairment or Disposal of Long-Lived Assets."

6)
The Company does not include estimated future development costs in our amortization base.  The Company’s accounting practice does conform to generally accepted accounting principles – see proposed note (m) in comment 5 above

7)
As of December 31, 2007 and 2008, the only joint venture that the Company had was a 51% interest in Global Gold Valdivia which is why we do not use the equity method.  This subsidiary is now 100% owned by the Company.  We will revise our note to include the information on this subsidiary as follows:

The Company’s only joint venture is a 51% interest in Global Gold Valdivia.

8)
The Company’s practice for depreciation, depletion and amortization are appropriate and we have not had proven and probable reserves or ever switched to the units-of-production methodology.  We will revise our note to eliminate that language as follows:

p. Depreciation, Depletion, and Amortization – Capitalized costs are depreciated or depleted using the straight-line method over the shorter of estimated productive lives of such facilities or the useful life of the individual assets.  Productive lives range from 1 to 10 years, but do not exceed the useful life of the individual asset.  Determination of expected useful lives for amortization calculations are made on a property-by-property or asset-by-asset basis at least annually.

9)	We will revise our Agreements note to list them not by chronologically but rather by subject. Additionally, we will provide updates for the status as of December 31, 2008.
Our proposed revision is below.

On January 18, 2007, Global Gold Uranium entered into a "Labrador Uranium Claims Agreement" with Messrs. Alexander Turpin and James Weick to acquire an option to acquire a one hundred percent interest ownership of mineral license rights at or near Grand Lake (approximately 1,850 acres) and Shallow Lake (approximately 5,750 acres). Global Gold Uranium will be solely responsible for exploration and management during the option periods and can exercise the option to acquire one hundred percent of the license rights at either property by granting the sellers a 1.5% NSR royalty which can be bought out for $2,000,000 cash or at the seller's option in common stock of the Company valued at the six month weighted average of the stock at the time of exercise. All dollar references are to Canadian dollars. Global Gold Uranium will earn a One Hundred Percent (100%) option in the Licenses by paying cash and common stock (20,000 shares initial deposit). In addition, Global Gold Uranium has completed staking 300 claims (approximately 18,531 acres) in the immediate vicinity of the Grand Lake and Shallow Lake properties.  With respect to the Shallow Lake transaction, the sellers breached a representation and warranty to keep the license rights in force for a period after acquisition, several of the licenses lapsed, and Global Gold Uranium, in its own name, successfully staked the same licenses in June 2007. The Company has not issued the initial 20,000 shares of Common Stock of the Company as of December 31, 2008, and is phasing out of these properties.

On April 12, 2007, Global Gold Uranium entered into an agreement to acquire an option for the Cochrane Pond license area ("the Agreement") with Commander Resources Ltd. ("Commander") and Bayswater Uranium Corp. ("Bayswater"). The Cochrane Pond property consists of 2,600 claims within 61,000 hectares (approximately 150,708 acres).  The Agreement is subject to board approval and the conclusion of an option a greement which the relevant boards subsequently approved. Major terms include the following. Global Gold Uranium may earn a 51% equity interest over a period of four years in Cochrane Pond Property by completing; Cash payments of US $700,000 over four year period; Share issuance of 350,000 shares of Global Gold Corporation (50 % each to Commander and Bayswater) over a four year period; Property expenditures over four year period of C$3.5 million.

Either party may, at any time up to the commencement of commercial production, elect to convert its respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a 2% NSR in the case of a non-uranium deposit. In either case, 50% of the royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment.

As of June 30, 2007, the Company has paid $200,000 and issued 150,000 shares of the Company's common stock, 75,000 shares each to Commander and Bayswater.

On October 17, 2008, the Company through Global Gold Uranium entered into an agreement (the "Royalty Agreement") with Commander and Bayswater pertaining to the Cochrane Pond Property (the “Property”) located in southern Newfoundland that is owned 50% by Commander and 50% by Bayswater through a joint venture (the “CPJV”). The Company originally entered into an agreement acquiring an option (the “Option Agreement”) on the Property with Commander and Bayswater on April 12, 2007.  The Royalty Agreement grants Global Gold a royalty in the Property and terminates Global Gold’s pre-existing rights and obligations associated with Property.

The key terms of the Royalty Agreement are that the CPJV shall provide a royalty to Global Gold for uranium produced from the Property in the form of a 1% gross production royalty from the sale of uranium concentrates (yellowcake) capped at CDN $1 million after which the royalty shall be reduced to a 0.5% royalty.

The royalty shall remain attached to the Property and in the name of Global Gold or GGU as required under the local laws and exchange regulations.   The royalty shall survive the sale and transfer of the property to a third party.

In consideration for the royalty, Global Gold agreed to pay a total of $50,000 cash, $25,000 cash each to Commander and Bayswater, on or before November 14, 2008.   The Company paid $25,000 cash each to Commander and Bayswater on November 11, 2008.

On August 9, 2007 and August 19, 2007, the Company, through Minera Global, entered agreements to form a joint venture and on October 29, 2007, the Company closed its joint venture agreement with members of the Quijano family by which Minera Global assumed a 51% interest in the placer and hard rock gold Madre de Dios and Puero properties.  The name of the joint venture company is Compania Minera Global Gold Valdivia S.C.M. (“Global Gold Valdivia” or “GGV”).

Key agreement terms for the Madre De Dios joint venture agreement include a 1,000,000 euro payment from Global Gold (paid as of October 30, 2007), and the following joint venture terms equity interests set at 51%-49% in favor of Global Gold; of the 3 directors, two (Mr. Krikorian and Dr. Ted Urquhart, Global's Vice President in Santiago) are appointed by Global Gold; Global Gold commits to finance at least one plant and mining operation within 6 months as well as a mutually agreed exploration program to establish proven reserves, if that is successful, two additional plants/operations will be financed; from the profits of the joint venture, Global Gold will pay its partner an extra share based on the following scale of 28 million euros for (a) 5 million ounces of gold produced in 5 years or (b) 5 million ounces of gold proven as reserves according to Canadian National Instrument 43-101 (“NI 43-101”) standards in 5 years.  The 6 month obligation was amended and extended by the October 27, 2007 Pact to a period of 3 years.  The definitions of proven and probable reserves in NI 43-101 reports differ from the definitions in SEC Industry Guide 7.  Also, the SEC does not recognize the terms “measured resources and indicated resources” or “inferred resources” which are used in NI 43-101 reports.  The Company has not financed any plants as of December 31, 2008.

On September 5, 2007, the Company entered into a confidential agreement which was made public on October 29, 2007, with members of the Quijano family by which the Company has the option to earn a 51% interest in the Estrella del Sur Gold-Platinum project on Ipun Island and another Gold-Platinum property on Chiloe Island.

Key agreement terms for the Estrella del Sur and Chiloe projects required Global Gold to pay approximately $160,000 to cover government and license fees in exchange for an exclusive option until January 30, 2008 to review, explore, and form joint ventures on the properties. On or before January 31, 2008, at Global Gold's sole option, either or both of the properties shall be transferred to a new joint venture company (or two separate companies on the same terms). For both properties and in consideration for forming the joint venture, Global Gold shall pay 1,500,000 euros (or the Chilean peso equivalent) on the following schedule: 1. January 31, 2008, 250,000 euros; 2. July 31, 2008, 250,000 euros; 3. January 30 2009, 500,000 euros; and 4. July 31 2009, 500,000 euros.  The Company received an extension of the first payment date to March 31, 2008.  On April 8, 2008, the board of directors of the Company approved an amendment executed March 31, 2008 to the above option agreement for mining properties on Ipun Island and Chiloe Island in Southern Chile. The key terms of the amendment transfer the Chiloe and Ipun licenses to the existing Global Gold Valdivia company and require the Company to deliver 250,000 restricted shares of Common Stock of the Company on or before May 1, 2008.  The 250,000 restricted shares were issued on April 8, 2008.

If either or both properties continue to production and reserves are proven by the prefeasibility and scoping studies, Global Gold's partner will be entitled to an extra share based on the following scale of 37,000,000 euros (15,000,000 for Chiloe and 22,000,000 for Ipun) for 3,700,000 commercially reasonable recoverable ounces of gold plus platinum (calculated on a gold price equivalent basis, using the monthly average of the New York COMEX price for the month in which calculations of proven reserves are made according to Canadian 43-101 standards) based on the prefeasibility and scoping studies. Payments will come as the joint venture produces gold or platinum as mutually agreed from no more than 25% of Global Gold's profit from the joint venture. Part of the payments may be in Global Gold stock on mutually agreeable terms. The economic value of any other materials besides gold or platinum shall not be calculated as part of this formula and instead will be shared according to joint venture terms. After the prefeasibility and scoping studies, each party shall carry its own share of the costs.

On October 3, 2008, the Company entered into an agreement to sell all of the Company’s interest in its Chiloe and Ipun island properties in Chile, held by a Joint Venture with the Quijano family, to the Quijano family.  The agreement was concluded by October 15, 2008 and the properties transferred to the purchaser as of November 1, 2008.

The consideration for the sale of the Chiloe and Ipun island properties include the following to Global Gold or its designee: (a) $200,000 USD, fifty percent of which will be paid at the closing and the other fifty percent to be paid within sixty days; (b) certain second hand equipment and parts used for mining which are currently on or around the territory of the Global Gold Valdivia joint venture to be specified in the mutually agreed transfer documents, including a Caterpillar 966 wheel loader, a Warner Swasey excavator, and a Caterpillar 290 kva generator; (c) certain land rights, buildings and improvements which are currently on or around the territory of the Global Gold Valdivia joint venture,  generally described as an approximately five hectare  property, known as Lote Nº11, situated in Pureo, where Amparo and Pureo mining properties are located, and approximately ten hectares including two properties with their buildings, situated in the area where the mining property Guadalupe 61-120 is located, all as  to be specified in the mutually agreed transfer documents; and (d) a first priority right of payment from the profits of the Global Gold Valdivia joint venture company of $200,000 USD.

The Company rents office space in a commercial building at 45 East Putnam Avenue, Greenwich, CT where it signed a 5-year lease starting on March 1, 2006 at a starting annual rental cost of $44,200. On October 1, 2006, the Company expanded its office space by assuming the lease of the adjacent office space. The assumed lease had less then one year remaining, through September 30, 2008, at an annual rental cost of $19,500.  The assumed lease was extended for an additional year through September 30, 2009 at an annual rental cost of $22,860 for that period.   The assumed lease was further extended through October 15, 2009 at which point the Company vacated the additional space.  Messrs. Gallagher and Krikorian gave personal guarantees of the Company's performance for the first two years of the lease.